FINPRO CAPITAL ADVISORS, INC.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-68864

YEAR ENDED DECEMBER 31, 2020

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FinPro Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

158 Route 206
(No. and Street)

Gladstone	NJ	07934
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Mauro - Chief Compliance Officer, 908-234-9398 x 107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tutuer & Lewis, P.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Donald J. Musso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FinPro Capital Advisors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

ELLEN M. FRAKER-GLASSCOCK
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50083444
My Commission Expires 5/29/2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINPRO CAPITAL ADVISORS, INC.

TABLE OF CONTENTS



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
FinPro Capital Advisors, Inc.
(A Wholly-Owned Subsidiary of FinPro, Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FinPro Capital Advisors, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, change in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FinPro Capital Advisors, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FinPro Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on FinPro Capital Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FinPro Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of FinPro Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of FinPro Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as FinPro Capital Advisors, Inc.'s auditor since 2016.

Roseland, New Jersey
March 8, 2021

FINPRO CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	205,315
Other assets		3,469
Total Assets	$	208,784

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	16,000
Total Liabilities		16,000

Stockholder's Equity

Common stock, $10 par value: 100 shares authorized, issued and outstanding	1,000
Additional paid-in capital	107,000
Retained earnings	84,784
Total Stockholder's Equity	192,784

Total Liabilities and Stockholder's Equity	$	208,784

See accompanying notes to the financial statements.

FINPRO CAPITAL ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2020

Revenues		
Advisory fees	$	1,910,181
Capital Raising		437,200
Other services		92,500
Total Revenues		2,439,881
Expenses		
Employee compensation and benefits		2,264,402
Occupancy costs		54,618
Professional fees		41,000
Regulatory and compliance		20,227
Other expenses		69,083
Total Expenses		2,449,330
Net loss before taxes		(9,449)
Provision for income taxes		-
Net Loss	$	(9,449)

See accompanying notes to the financial statements.

FINPRO CAPITAL ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Total		Common Stock		Additional Paid-In Capital		Retained Earnings
Balance, January 1, 2020	$ 202,233	$	1,000	$	107,000	$	94,233
Net loss	(9,449)		-		-		(9,449)
Balance, December 31, 2020	$ 192,784	$	1,000	$	107,000	$	84,784

See accompanying notes to the financial statements.

FINPRO CAPITAL ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from operating activities		
Net loss	$	(9,449)
Adjustments to reconcile net loss to net		
cash flows from operating activities		
Changes in operating assets and liabilities:		
Change in other assets		(2,870)
Change in accounts payables and accrued expenses		1,000
Total Adjustments to Net Loss		(11,319)
Net cash used by operating activities		(11,319)
Net change in cash		(11,319)
Cash, beginning of year		216,634
Cash, end of year	$	205,315

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – FinPro Capital Advisors, Inc. (the "Company") was incorporated on March 8, 2011 under the laws of the State of New Jersey and is a wholly owned subsidiary of FinPro, Inc. (the "Parent").

The Company became a registered broker-dealer on May 21, 2012 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking services including merger and acquisition advisory services, purchase and assumption transactions, fairness opinions, capital raising, valuation and due diligence services for financial institutions. During the year ended December 31, 2020, the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). As such, the Company is a Non-Covered Firm in accordance with the exemptive provisions of SEC Rule 15c3-3, especially footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. Therefore, the Company is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule).

After a review of its exemption provision options under SEA Rule 15c3-3, the Company submitted a formal request for an update to its membership agreement with FINRA on February 26, 2021.

Basis of Financial Statement Presentation – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent Events – The Company has considered subsequent events and transactions through March 8, 2021, the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

Revenue Recognition – Revenues are generally recognized when the Company satisfies the performance obligation identified in the contracts with its customers, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as an entity satisfies the identified performance obligation(s).

Significant judgments

Revenue from contracts with customers includes success fees and advisory fees. The recognition and measurement of revenue is based on the achievement of clearly defined contractual milestones and on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. In most cases, discretion has been removed from these judgements through the application of measurable, contractual milestones.

Advisory fees

The Company provides advisory services on mergers and acquisitions, restructurings, other strategic transactions. These revenues include success fees earned in connection with advising companies. The Company also earns fees for related advisory work such as providing fairness opinions. Revenue for advisory arrangements is generally recognized at the point in time when the services for the transactions are completed under the contractual milestones defined in each engagement. Payment for revenue is due upon invoicing.

Placement agent fees

The Company earns agency placement fees in non-underwritten transactions, including private placements of debt and equity securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each engagement.

Contract assets and liabilities

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

FINPRO CAPITAL ADVISORS, INC.
Notes to Financial Statements
December 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents – For purposes of presentation on both the statements of financial condition and cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

At December 31, 2020, there were no investments classified as cash equivalents.

Accounts Receivable – Accounts receivable include any fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

At December 31, 2020, the accounts receivable balance was $0. As such, no valuation allowance was warranted.

Other Assets – Other assets are comprised of prepaid expenses, deposits, and other assets generated in the normal course of business.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Accounts Payable and Accrued Expenses – Accounts payable and accrued expenses include accruals for professional, third-party services, and other payables.

Income Taxes – Effective January 1, 2014, the Company and the Parent have elected S-Corporation status for Federal and New Jersey income tax purposes. The Company is a qualified subchapter S subsidiary and is therefore included in the consolidated Federal income tax return filed by the Parent. The Company files its own New Jersey income tax return. Under these elections, the Company makes no provision for Federal and New Jersey income taxes, but may be subject to taxes in other states where registered to do business. The stockholder's allocable share of the Company's income or loss is reportable on his or her income tax returns.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Company files income tax returns. Interest and penalties on tax liabilities, if any, would be recorded in expenses. No interest expense or penalties have been assessed for the year ended December 31, 2020.

2. RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

The following new accounting pronouncements were adopted effective January 1, 2020:

In August 2018, the FASB issued an ASU that eliminates, amends and adds certain disclosure requirements for fair value measurements (ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement). The ASU is effective for all annual and interim periods beginning January 1, 2020, with early adoption permitted. The adoption of this guidance did not have an impact to our financial position.

3. RELATED PARTY TRANSACTIONS

The Company shares its office space as well as various administrative services with the Parent. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the terms of the agreement, certain expenses of the Parent such as payroll costs, rent and office expenses are allocated to the Company and included in their respective accounts on the accompanying statement of income.

In accordance with the expense sharing agreement, the Company reimbursed the Parent for its allocated share on non-payroll related overhead expenses totaling $107,982 for the year ended December 31, 2020.

The Company also reimbursed the Parent for its allocated share of employee compensation, bonuses and other payroll-related expenses paid on its behalf totaling $2,264,402 for the year ended December 31, 2020.

4. MAJOR CUSTOMERS

Advisory fees from three customers were 83% of total advisory fees for the year ended December 31, 2020.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments – The Company and its Parent consolidated operations to provide for more effective cross-training and allocate additional resources to the Parent. As such, the Company was released from its formal obligation under a sub-lease agreement with the Parent for office space. Instead, the Company paid its allocation of office space under the expense sharing agreement with the Parent based on headcount. For the year ended December 31, 2020, occupancy expense was $54,618 and is included in occupancy costs on the statement of income.

Contingent Liabilities – The Company may become involved in legal claims arising in the ordinary course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations. Currently, there are no known or threatened claims.

6. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $189,315, which exceeded the minimum requirement of $5,000 by $184,315. The ratio of aggregate indebtedness to net capital was 0.08 to 1.

On July 1, 2020, the staff of the SEC's Division of Trading and Markets published new FAQ 18 in the "Frequently Asked Questions Concerning the Amendments to Certain Broker-Dealer Financial Responsibility Rules" relating to a broker-dealer that does not meet any of the exemption conditions of paragraph (k) of SEA Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) (referred to in the SEC staff's FAQ guidance as a "Non-Covered Firm"). FINRA subsequently published FAQs and issued additional guidance directly to firms regarding claiming exemption from SEC Rule 15c3-3. The Company meets the SEC's definition of a Non-Covered Firm and as such is exempt from the provisions of Rule 15c3-3.

Regulatory Guidance Issued and Adopted – In September of 2020, the Company received correspondence from its Principal Regulatory Coordinator regarding the guidance above. In September of 2020, the Company began noting this exemption on its quarterly FOCUS filing and on February 26, 2021, the Company filed an amendment to its Membership Agreement to note the change with FINRA via the Firm Gateway. In addition, on February 12, 2021, the SEC issued Release Number 34-91128 granting certain small broker dealers an extension of the filing deadline for annual reports by 30 calendar days. The Company meets the certain conditions defined under the Release and will therefore adopt the extended filing deadline.

7. COVID-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believe that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2020

FINPRO CAPITAL ADVISORS, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Computation of net capital		
Total stockholder's equity	$	192,784
Deductions and/or charges:		
Aged receivables and other assets		(3,469)
Net Capital	$	189,315
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	16,000
Aggregate indebtedness	$	16,000
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	1,067
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	184,315
Excess net capital at 1000%	$	183,315
Ratio: Aggregate indebtedness to net capital		0.08 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2020)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	189,315
Change resulting from December 31, 2020 audit adjustments, net		-
Net capital, as included in this report	$	189,315

Schedule II
Reconciliation with Company's Computation of Net Capital
Included in Part IIA of Form X-17A-5
As of December 31, 2020

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2020.

FINPRO CAPITAL ADVISORS, INC.

Schedules III & IV

**Statement Regarding Exemption from Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2020**

**Schedule III
Statement of Exemption from the Computation for Determination of
Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission**

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company is a Non-Covered Firm and is therefore exempt from the computation for determination of reserve requirements. During the year ended December 31, 2020, the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

**Schedule IV
Statement of Exemption from the Information Relating to Possession or
Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission**

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company is a Non-Covered Firm and is therefore exempt from the information relating to the possession or control requirements. During the year ended December 31, 2020, the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).





FinPro Capital Advisors, Inc.'s Exemption Report

FinPro Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (i) underwriter or selling group participant (corporate securities other than mutual funds, on a best effort basis only; and (ii) private placement of securities, and (iii) mergers and acquisitions advisory services; and

(3) the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FinPro Capital Advisors, Inc.

I, Donald J. Musso, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President & CEO

March 7, 2021

158 Route 206 • Gladstone, NJ 07934 • Tel: 908.234.9398 • www.finprocapitaladvisors.com

FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
FinPro Capital Advisors, Inc.
(A Wholly-Owned Subsidiary of FinPro, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(1) and (4), in which (1) FinPro Capital Advisors, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) FinPro Capital Advisors, Inc. stated that the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) underwriter or selling group participant (corporate securities other than mutual funds, on a best effort basis only; and (2) private placement of securities, and (3) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. FinPro Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinPro Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth under paragraph (k) of 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 8, 2021



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of FinPro Capital Advisors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by FinPro Capital Advisors, Inc. and the SIPC, solely to assist you and SIPC in evaluating FinPro Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. FinPro Capital Advisors, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on FinPro Capital Advisors, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of FinPro Capital Advisors, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 8, 2021

101 Eisenhower Parkway | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com

FINPRO CAPITAL ADVISORS, INC.

Securities Investor Protection Corporation
Schedule of Assessment and Payments (Form SIPC-7)

Year Ended December 31, 2020

	Date Paid		Amount
General Assessment reconciliation for the period			
January 1, 2020 to December 31, 2020		$	3,630
Payment schedule:			
Paid with SIPC-6	6/30/2020		2,345
Paid with SIPC-6 adjustment			-
Paid with SIPC-7	12/31/2020		1,285
Total Payments			3,630
Balance due		$	0

See Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Report on the Schedule of Assessment and Payments (Form SIPC-7)